Exhibit 99.1

Ardmore Shipping Announces New Capital Allocation Policy

Dividend policy to be amended and incorporated into a new capital allocation policy

HAMILTON, Bermuda, March 9, 2020 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced a new capital allocation policy which sets out the Company's priorities among fleet maintenance, financial strength, accretive growth and returning capital to shareholders.

Ardmore believes that a transparent capital allocation policy with clear priorities will enable the Company to better respond to market conditions and fully align the Company and shareholders in pursuit of long-term value creation. Commencing with the current quarter ending March 31, 2020, the Company will transition to the new policy and will provide updates to its capital allocation priorities on quarterly earnings calls.

Ardmore's priorities for capital allocation will initially be in the following order:

  Maintain fleet: Ardmore is committed to maintaining a best-in-class fleet of modern, fuel-efficient product tankers.  Investments will include upgrades for improved operating performance, regulatory compliance, and fleet renewal as required.

  Reduce leverage to 40%: Ardmore believes that a strong balance sheet is critical to its ability to act counter-cyclically. The Company intends to progress toward a target of 40% debt to total capital.

  Grow accretively to scale: Ardmore is focused on continued accretive growth to optimize returns on invested capital and intends to do so consistent with making progress on its higher-ranked capital allocation priorities.

  Return capital to shareholders: Once the higher-ranked priorities are achieved, Ardmore will allocate capital to dividends and share repurchases in a manner intended to maximize total returns.

Anthony Gurnee, Ardmore's Chief Executive Officer, commented on the announcement of the new capital allocation policy:

"In keeping with our commitment to best-in-class corporate governance and a transparent, progressive approach to the business, we are pleased to announce this new capital allocation policy and our current priorities. We believe that an explicit capital allocation policy is an increasingly more common, and more effective, approach than dividend policy alone.

As a Company, our overriding objective is building long-term shareholder value through operating performance, capital allocation and effective risk management in what is a highly cyclical industry. Furthermore, we believe the shipping industry is on the cusp of fundamental change driven by GHG emission reduction targets and resultant new vessel technologies, and we plan to ensure that Ardmore is well-positioned to capitalize on opportunities as they arise."

About Ardmore Shipping Corporation:
Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Investor Relations Enquiries:

Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
Tel: 646-673-9701
Email: bdegnan@igbir.com